Exhibit 4.5

AMENDMENT NO. 1

TO

AMENDED AND RESTATED

2000 LIMITED OMNIBUS AND INCENTIVE PLAN

FOR AMERICREDIT CORP.

Section 2 (“Definitions”) of the Amended and Restated 2000 Limited Omnibus and Incentive Plan for AmeriCredit Corp. is hereby amended as follows:

(I) The definition of “Eligible Person” is hereby deleted in its entirety and replaced by the following:

“(o) “Eligible Person” shall mean Outside Directors, and those full time employees of the Company selected by the Committee.”

(II) The definition of “Named Excluded Officer” is hereby deleted in its entirety.

This Amendment No. 1 is executed and effective this 6th day of August, 2004, pursuant to approval and authorization by the Stock Option/Compensation Committee of the Board of Directors.

/s/ Chris A. Choate
Chris A. Choate, Executive Vice President,
Chief Legal Officer and Secretary